MAG SILVER CORP.                                                               Computershare
                                                                            Please return completed form to:
                                                                   Computershare
                                                                   9th Floor, 100 University Avenue
                                                                   Toronto, Ontario  M5J 2Y1

☐	Interim Financial Statements Mark this box if you would like to receive Interim Financial Statements by mail.	☐	Annual Report Mark this box if you would like to receive the Annual Report by mail.

Financial Statements Request Form

If you would like to receive either interim financial statements and/or the annual report, please make your selection above.
Computershare will use the information collected solely for the mailing of such financial statements. You may view Computershare's Privacy Code at www.computershare.com/privacy or by requesting that we mail you a copy.

Please place my name on your financial statements mailing list.

Name

Apt.	Street Number	Street Name

City			Prov/State	Postal/Zip Code

MGSQ
3 L T E                           MGSQ.BEN_IA.E.3597.PULLS/000001/000001/i